EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

November 12, 2024

AVINO GENERATES STRONG QUARTERLY REVENUES IN Q3 2024

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its consolidated financial results for the third quarter of 2024, showcasing strong revenues and enhanced cash generation.

Third Quarter 2024 Financial Highlights

•	Revenues of $14.6 million, an increase of 19% from Q3 2023
•	Gross profit / mine operating income of $5.7 million
•	Mine operating cash flow before taxes[3] of $6.7 million
•	Net income of $1.2 million, or $0.01 per share
•	Adjusted earnings[3] of $5.0 million, or $0.04 per share
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] of $3.8 million
•	Cash costs per silver equivalent payable ounce sold[1,2,3] of $14.94, down 12% from Q3 2023
•	All in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] of $22.06, down 3% from Q3 2023

“In the third quarter, we delivered strong revenues driven by higher metal prices and a 13% increase in production from our Avino Mine,” said Nathan Harte, Chief Financial Officer. “We have experienced improvements once again in all key financial metrics compared to Q3 2023, with cash flow generation and operating margins bolstering our cash and working capital positions, further strengthening our debt-free balance sheet. Our operating costs decreased following improved mill availability in Q3. Our focus continues to be on growth and delivering additional value to our shareholders.”

“We were pleased to see the continued rally in metal prices during the third quarter” said David Wolfin, President and CEO. “That combined with our strong production results, positions us favorably as we prepare to achieve our transformational growth objectives through advancement at La Preciosa. Avino’s metal production remains unhedged, providing significant upside during this strong price environment. I would like to thank our operations teams for doing a tremendous job in keeping costs down while increasing production. With great operating and financial results, I am looking forward to what the fourth quarter and 2025 will bring for Avino.

Avino Silver & Gold Mines Ltd. – November 12, 2024

Avino Generates Strong Quarterly Revenues in Q3 2024

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2024	Third Quarter 2023	Change	YTD 2024	YTD 2023	Change
Financial Operating Performance
Revenues	$14,616	$12,316	19%	$41,796	$31,359	33%
Mine operating income	$5,709	$2,364	141%	$12,745	$5,258	142%
Net income (loss)	$1,169	$(803)	246%	$3,008	$(21)	>1000%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$3,816	$706	442%	$8,938	$1,386	545%
Adjusted earnings[3]	$4,980	$1,551	221%	$11,384	$2,630	333%
Cash flow from operations	$4,148	$(83)	>1000%	$7,573	$867	773%
Mine operating cash flow before taxes[3]	$6,664	$3,088	116%	$15,701	$7,420	112%
Per Share Amounts
Earnings (loss) per share	$0.01	$(0.01)	200%	$0.02	$0.00	100%
Adjusted earnings per share[3]	$0.04	$0.01	300%	$0.08	$0.02	300%
HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2024	June 30, 2024	Change	September 30, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$7,767	$5,311	46%	$7,767	$2,688	189%
Working capital[3]	$15,878	$13,570	17%	$15,878	$9,727	63%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Third Quarter 2024	Third Quarter 2023	Change	YTD 2024	YTD 2023	Change
Operating
Tonnes Milled	156,512	154,507	1%	467,041	471,635	-1%
Silver Ounces Produced	281,831	237,165	19%	825,420	703,920	17%
Gold Ounces Produced	1,625	2,077	-22%	4,917	5,883	-16%
Copper Pounds Produced	1,771,250	1,143,827	55%	4,423,909	3,987,016	11%
Silver Equivalent Ounces[1] Produced	670,887	591,208	13%	1,916,940	1,856,772	3%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	525,003	543,686	-3%	1,672,917	1,502,424	11%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.94	$16.90	-12%	$15.35	$15.83	-3%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$22.06	$22.61	-3%	$21.61	$21.95	-2%

3rd Quarter 2024 Highlights

Consistent Production at Avino

•

The production significantly increased by 13% achieving 670,887 silver equivalent ounces, resulting from overall mill performance and availability. The Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces.

Improved Operating Margins

•

With higher realized metal prices across all three metals and improved unit operating costs, the Company demonstrated strong cash operating margins, generating $5.7 million in mine operating income and $6.7 million in mine operating cash flows before taxes[3], both increased from recent quarters in 2024 and 2023.

Avino Silver & Gold Mines Ltd. – November 12, 2024

Avino Generates Strong Quarterly Revenues in Q3 2024

La Preciosa

•

La Preciosa Stockpiles: The Company continued to process La Preciosa historical stockpile material as part of a sampling program to better prepare for fresh mill feed. Initial recoveries from the lower-grade material were better than expected and provide for potential upside as the project moves forward.

•

La Preciosa Progress: Following the signing of the long-term land use agreement with a local community on January 9th, 2024, our operations team is in the final stages for approval to move forward with the underground development at La Preciosa. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

2024 Capital Expenditures

Capital expenditures to date for 2024 were $5.0 million, compared to $7.4 million in the first nine months of 2023, which is within the range previously disclosed in the Avino 2024 Outlook press release which can be found here on the Company’s website.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership. The SDGs serve as a blueprint to achieve a better and more sustainable future for all. During the quarter Avino focused on the following: Infrastructure, Environment and Quality Education.

Through our commitment to achieve a brighter future for all, the Company reinforces its commitment to the local citizens, our personnel and their families.

Avino considers the communities near the heart of our operations to be central to the success of our mining projects.

Mexican nationals account for 100% of our mine work force. Currently, we have 471 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s MD&A dated November 12, 2024 for the nine months ended September 30, 2024, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Avino Silver & Gold Mines Ltd. – November 12, 2024

Avino Generates Strong Quarterly Revenues in Q3 2024

Conference Call and Webcast

The Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024, will be released after market on Tuesday, November 12, 2024.

A conference call to discuss the Company’s Q3 2024 operational and financial results will be held Wednesday, November 13, 2024, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q3 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 877-545-0523

International: 973-528-0016

Participant Access Code: 976130

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Silver & Gold Mines Ltd. – November 12, 2024

Avino Generates Strong Quarterly Revenues in Q3 2024

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q3 2024, AgEq was calculated using metal prices of $29.42 per oz Ag, $2,476 per oz Au and $4.18 per lb Cu. In Q3 2023, AgEq was calculated using metals prices of $23.57 oz Ag, $1,929 oz Au and $3.79 lb Cu. For YTD 2024, AgEq was calculated using metal prices of $27.21 per oz Ag, $2,295 per oz Au and $4.15 per lb Cu. For YTD 2023, AgEq was calculated using metal prices of $23.44 oz Ag, $1,932 oz Au and $3.90 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.  Non-IFRS measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section of the Company’s Management’s Discussion and Analysis for the nine months ended September 30, 2024, dated November 12, 2024, which is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca, for further information and detailed reconciliations.